TransAlta announces strong second quarter results; on-track to deliver annual objectives

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Comparable* earnings per share increased 25 per cent to $0.25 versus $0.20 in second quarter 2007; year-to-date comparable earnings up over 50 per cent

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Gross margin* increased $20 million driven by excellent energy trading results plus favorable pricing in Alberta and the Pacific Northwest

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Successfully completed a US$500 million senior notes offering

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Announced 119 MW of additional capacity in Alberta

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Appointed former Sempra Chairman and CEO Stephen L. Baum to Board of Directors

CALGARY, Alberta (July 31, 2008) – TransAlta Corporation (TransAlta) (TSX: TA; NYSE: TAC) today reported comparable earnings for the second quarter 2008 of $49 million ($0.25 per share) versus $42 million ($0.20 per share) for the same period in 2007.  Net earnings for the second quarter 2008 were $47 million ($0.24) compared to $57 million ($0.28 per share) in the second quarter 2007.

Improved comparable quarterly results were driven by higher electricity pricing in Alberta and the Pacific Northwest as well as by an increase in energy trading gross margins. These gains were partially offset by lower generation gross margins due to the planned outage at Centralia Thermal and by higher unplanned outages at Alberta Thermal. Year-over-year, net earnings were lower primarily due to the lowering of Canadian corporate tax rates and gains from Centralia asset sales in the second quarter of 2007.

“TransAlta’s second quarter results put us on-track to meet our annual objectives and deliver low double digit comparable earnings per share growth for the year,” said Steve Snyder, President and CEO. “Excellent performance from our energy trading group and higher pricing in our core markets helped to offset the higher than normal outages at our Alberta Thermal units. With the completion of the boiler modification at our Centralia Thermal unit 2, our outlook for the remainder of the year remains strong.”

In the quarter TransAlta successfully completed a US $500 million offering of 6.65 per cent senior notes due in 2018. Proceeds from the issuance are being used for debt repayment, financing of long-term investments, and general corporate purposes. TransAlta also announced its $75 million, 53 MW Sundance 5 uprate and the $123 million, 66 MW expansion of its Summerview wind farm. Both projects will provide incremental capacity to the Alberta market in 2009 and 2010, respectively. Including these new projects, TransAlta currently has over 500 MW of new capacity under construction scheduled for completion between the fourth quarter of 2008 and 2011.

For the six months ended June 30, 2008, comparable earnings increased 51 per cent to $148 million ($0.74 per share) versus $98 million ($0.48 per share) in the first half of 2007. Net earnings were $80 million ($0.41 per share) versus $113 million ($0.56 per share) in the first half of 2007.   Year-to-date net earnings are lower due to the after-tax equity loss of $65 million related to the write-down of TransAlta’s Mexico business.

Cash flow from operations for the three months ended June 30, 2008 was $171 million compared to $168 million for the second quarter of 2007. For the six months ended June 30, 2008, cash flow from operations was $408 million compared to $499 million in the same period of 2007.  Cash flow year-to-date was lower than the previous year due to higher contractually scheduled PPA revenues from 2006 being carried into the first quarter of 2007.

Fleet availability for the three months ended June 30, 2008 decreased to 79.3 per cent compared to 83.6 per cent in the same period last year primarily due to the planned outages at Centralia Thermal and Genesee 3, and the higher than expected unplanned outages at Alberta Thermal. Year-to-date fleet availability is in line with 2007.

Subsequent Events

On July 18, TransAlta received a non-binding letter from LS Power Equity Partners and Global Infrastructure Partners regarding engaging in a dialogue about a possible acquisition of TransAlta for $39 per share in cash.  The Board of Directors issued a press release on July 21 concerning the letter in which it indicated TransAlta's special committee of independent directors will carefully consider the letter and will respond in due course. That process is on-going. The Board is working with Greenhill & Co. and Goodmans LLP.  Once the Board is in a position to respond to the letter, it will do so through a press release.

On July 23, TransAlta announced the appointment of Mr. Stephen L. Baum to its Board of Directors. Mr. Baum is the retired Chairman and CEO of Sempra Energy, a San Diego-based Fortune 500 energy services holding company formerly known as Enova Corporation. Mr. Baum is a member of the Board of Directors of Computer Science Corporation and is Chairman of its Audit Committee. He also is a Senior Advisor to SkyFuel, Inc., a solar company.  Mr. Baum is a graduate of Harvard University and the University of Virginia Law School. He has also served as a Captain in the U.S. Marine Corps. A full profile of Mr. Baum is available on TransAlta’s website.

*Presenting comparable earnings and gross margin from period to period is provided to help management and shareholders evaluate earnings trends more readily in comparison with prior periods’ results.  An explanation and reconciliation of these non-GAAP financial measures can be found beginning on page 22 of the MD&A.

Second Quarter 2008 Highlights:

In millions, unless otherwise stated	3 months ended June 30, 2008	3 months ended June 30, 2007	6 months ended June 30, 2008	6 months ended June 30, 2007
Availability (%)	79.3	83.6	85.5	85.9
Production (GWh)	10,652	11,497	23,878	24,194
Revenue ($MM)	708	612	1,511	1,281
Gross margin ($MM)[1]	376	356	809	734
Operating income ($MM) [1]	93	91	282	229
Net earnings ($MM)	47	57	80	113
Comparable earnings ($MM) [1]	49	42	148	98
Basic and diluted earnings per share ($)	0.24	0.28	0.41	0.56
Comparable earnings per share ($)	0.25	0.20	0.74	0.48
Cash flow from operations ($MM)	171	168	408	499

1 Gross margin, operating income, and comparable earnings are not defined under Canadian GAAP.  Refer to the non-GAAP financial measures section beginning on page 22 of the MD&A.

The complete second quarter report for 2008, including Management’s Discussion and Analysis and unaudited financial statements, is available on the Investors section of our website: www.transalta.com.

TransAlta will hold a conference call and webcast at 9 a.m. Mountain (11 a.m. Eastern) today to discuss second quarter 2008 results.  The call will begin with a short address by Steve Snyder, President and CEO and Brian Burden, Executive Vice-President and CFO, followed by a question and answer period for investment analysts, investors, and other interested parties. A question and answer period for the media will immediately follow.

Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company and "Jennifer Pierce" as moderator.

Dial-in numbers:
For local Calgary participants – (403) 269-4703
For local Toronto participants – (416) 883-7132

Toll-free North American participants – 1-888-205-4499
Participant pass code –  26326#

A link to the live webcast will be available via TransAlta’s website, www.transalta.com, under Web Casts in the Investor Relations section. If you are unable to participate in the call, the instant replay is accessible at 1-877-245-4531 with TransAlta pass code 664306#. A transcript of the broadcast will be posted on TransAlta’s website once it becomes available.

Note: If using a hands-free phone, lift the handset and press one to ask a question.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States, Mexico and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we've been a responsible operator and a proud contributor to the communities where we work and live.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are based on TransAlta Corporation’s belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

  Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Media inquiries:

Investor inquiries:

Michael Lawrence

Jennifer Pierce

Senior Advisor, Media Relations

Vice President,

Phone:  (403) 267-7330

Communications and Investor Relations

Email:  michael_lawrence@transalta.com

Phone:  (403) 267-7622

Phone:  1-800-387-3598 in Canada and U.S.

E-mail:  investor_relations@transalta.com

Jess Nieukerk

Manager, Investor Relations

Phone:  (403) 267-3607

E-mail:  investor_relations@transalta.com